SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 11)
Under the Securities Exchange Act of 1934

Putnam New York Investment Grade Municipal Trust.
(PMN)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

746921105
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sully?s Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2005
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

(Page 1 of 5 pages)




Item 1.  Security and Issuer

Common Stock
Putnam NY Investment Grade Municipal Trust
Putnam Investment Management
One Post Office Square
Boston, Massachusetts 02109


Item 2.  Identity and Background

(a) Karpus Management, Inc. d/b/a Karpus Investment Management (?KIM?), George W. Karpus, President, Director and Controlling Stockholder, JoAnn Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM?s principal place of business and principal office is 183 Sully?s Trail, Pittsford, New York 14534.

(c) Principal business and occupation ? Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).

(d)  None of George W. Karpus, Jo Ann Van Degriff, or Sophie Karpus
(?the Principals?) or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic violations).

(e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.


Item 3.  Source and Amount of Funds or Other Considerations

KIM, an independent investment advisor, has accumulated 142,540 shares of PMN on behalf of accounts that are managed by KIM (?the
Accounts?) under limited powers of attorney, which represents 5.01%
of the outstanding shares.   All funds that have been utilized in making
such purchases are from such Accounts.


Item 4	Purpose of Transaction

KIM has purchased Shares for investment purposes. Being primarily a conservative, fixed income manager, with a specialty focus in the closed end fund sector, the profile of PMN fit the investment guidelines for various Accounts. Shares have been acquired since February 12, 2002.


Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Report, KIM owns 142,540 shares, which represents 5.01% of the outstanding shares. George W. Karpus presently owns 9,050 shares purchased on August 8, 12, 14, and 20, 2002 at $12.56 (4400 shares), August 13, 2003 at $11.78 (5000 shares), and October 7 at $11.70 (600 shares). George W. Karpus sold 250 shares on February 21, 2006 at $12.38 and 600 shares on February 22, 2006 at $12.36. Karpus Management, Inc. owns 2,250 shares purchased on January 27, 2004 at a price of $12.47. Karpus Management, Inc. sold 50 shares on February 21, 2006 at $12.38 and 200 shares on February 22, 2006 at $12.36. Jo Ann Van Degriff owns 2700 shares purchased April 21 and 22, 2003 at
$11.92 (1500 shares), and June 17 at $12.38 (1500 shares).  Jo Ann
Van Degriff sold 50 shares on February 21, 2006 at $12.38 and 200 shares on February 22, 2006 at $12.36. Urbana Partners, L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 5.71%. Urbana Partners, L.P. currently owns 7,100 shares. None of the other Principals of KIM presently own shares of PMN.

(b) KIM has the sole power to dispose of and to vote all such Shares under limited powers of attorney.

(c) Below are the open market purchases in the last 60 days for the Accounts. There have been no dispositions and no acquisition, other than by such open market purchases, during such period.

Date
Shares
Price Per Share

Date
Shares
Price Per Share
1/31/2006
800
11.82

2/1/2006
400
11.82




2/10/2006
800
11.75




2/21/2006
-3200
12.40




2/22/2006
-8500
12.37




2/23/2006
-300
12.29

The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Except as described above, there are no contracts, arrangement, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the PMN securities.


Item 7.  Materials to be Filed as Exhibits

Not applicable



SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




Karpus Management, Inc.




By:
Name:  	Sharon L. Thornton
Title:  		Director of Investment Personnel and Senior Analyst
Dated:  	March 9, 2006